Exhibit 99.1

ASX RELEASE 14 March 2025

PROPOSED ISSUE OF EMPLOYEE OPTIONS

Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FRA: QM3) advises that it is proposing to issue options (Options) to directors, contractors and employees (and/or their respective nominee(s)) under the Company’s Employee Share Option Plan (ESOP). The grant of options to Directors is subject to shareholder approval at a General Meeting (AGM or EGM), details of which will be provided in the Notice of Meeting.

This issue of the Options reflects the Company’s commitment to aligning director, contractor and employee interests with those of shareholders, incentivizing long-term value creation and will serve to provide an incentive and reward for future services in a manner that aligns those interests with the interests of all shareholders. The Options are considered reasonable and appropriate as they provide incentive and compensation in advancing the development of the Company’s gold, antinomy and critical minerals Estelle Project, whilst conserving the Company’s cash resources.

Details of the Options to be issued (subject to shareholder approval) are included in the table below:

Name	Tranche 1	Tranche 2	Tranche 3	Tranche 4	TOTAL
Directors
Chris Gerteisen	1,125,000	1,000,000	1,000,000	1,000,000	4,125,000
Louie Simens	875,000	750,000	750,000	750,000	3,125,000
Craig Bentley	875,000	750,000	750,000	750,000	3,125,000
Avi Geller	375,000	375,000	250,000	375,000	1,375,000
Richard Beazley	250,000	375,000	250,000	375,000	1,250,000
	3,500,000	3,250,000	3,000,000	3,250,000	13,000,000

Contractors and Employees
Total	1,625,000	1,500,000	1,375,000	1,500,000	6,000,000

	5,125,000	4,750,000	4,375,000	4,750,000	19,000,000

Note:

A summary of the key ESOP terms are detailed in Appendix A.

Main Operations	Corporate	ASX: NVA | NASDAQ: NVA |
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	FRA: QM3
Matanuska-Susitna Borough,	Caulfield, Victoria, 3161,	www.novaminerals.com.au	1
Alaska, USA	Australia	Email info@novaminerals.com.au
1150 S Colony Way Suite 3-440,	Phone +61 3 9537 1238
Palmer, AK 99645

The proposed key commercial terms of the Options are described below.

1.	Entitlement

Each Option entitles the holder to subscribe for one Share upon exercise.

2.	Plan and consideration

The Options will be granted under the ESOP for nil cash consideration. In the event of any inconsistency between the ESOP and these terms and conditions, these terms and conditions will apply to the extent of the inconsistency.

3.	Total Number and Exercise Price

Options have an exercise price of $0.45 (45 Australian cents) per Option (Exercise Price).

4.	Expiry Dates

Subject to the terms and conditions of the ESOP and these terms and conditions, the Options will expire on the earlier to occur of the Options lapsing and being forfeited under the ESOP or these terms and conditions and 5:00pm (AEDT) on the date that is three (3) years after the date of issue ( Expiry Date). An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

5.	Vesting and Vesting Dates

Subject to these terms and conditions:

(a)	the Tranche 1 Options will vest on 31 December 2025, provided that the Option holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the Vesting Date;

(b)	the Tranche 2 Options will vest on the share price closing price being greater than or equal to a 5 day VWAP of $0.75 on the ASX, provided that the Option holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the Vesting Date;

(c)	the Tranche 3 Options will vest if the RPM Area Pre-Feasibility Study (PFS) is completed by the end of 2026, provided that the Option holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the Vesting Date; and

(d)	the Tranche 4 Options will vest on the first commercial sale of Antinomy to an unrelated third party, provided that the Option holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the Vesting Date;

(each of the above dates being a Vesting Date).

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The issue of options to directors under the ESOP requires approval under ASX Listing Rule 10.14. Full details, including the full terms and conditions of the options, the purpose of the grant, and the impact on the Company’s capital structure, will be disclosed in the Notice of Meeting to be lodged with ASX and sent to shareholders in due course.

This announcement has been authorized for release by the Company Secretary, Ian Pamensky

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance E: craig@novaminerals.com.au M: +61 414 714 196

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

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APPENDIX A

TERMS OF EMPLOYEE SHARE OPTION PLAN

The key terms of the Employee Share Option Plan (ESOP in this Annexure A) are as follows:

(a)	Eligibility: Participants in the ESOP may be:

(i)	a Director (whether executive or non-executive) of the Company, its subsidiaries and any other related body corporate of the Company (Group Company);

(ii)	a full or part time employee of any Group Company;

(iii)	a casual employee or contractor of a Group Company to the extent permitted by applicable law; or

(iv)	a prospective participant, being a person to whom the offer is made but who can only accept the offer if an arrangement has been entered into that will result in the person becoming a Participant under clauses (a), (b) or (c) above, who is declared by the Board to be eligible to receive grants of Options under the ESOP or an approved nominee (Participants).

(b)	ESOP Limit: The maximum number of securities which may be issued under the Plan from time to time is 20,000,000. Shares issued on exercise of an option or exercise or conversion of an interest issued under the Plan, and options which have been cancelled or which have lapsed are not counted in determining the number of Options issued under the Plan.

(c)	Administration of ESOP: The Board (or its delegated authority) is responsible for the operation of the ESOP and has a broad discretion to determine which Participants will be offered Options under the ESOP.

(d)	Offer: The Board may issue an offer to a Participant to participate in the ESOP. The offer will:

(i)	set out the number of Options offered under the ESOP;

(ii)	specify the exercise price and expiry date of the Options;

(iii)	specify any vesting and exercise conditions and restriction periods applying to the Options (and Shares when Options are exercised);

(iv)	specify an acceptance period; and

(v)	specify any other terms and conditions attaching to the Options.

(d)	Issue price: unless the Options are quoted on the ASX, Options issued under the ESOP will be issued for no more than nominal cash consideration.

(e)	Exercise Conditions: Participants may only exercise vested Options by paying the Exercise Price. Vested Options must be exercised during one of the Company’s trading windows (subject to the Company’s Trading in Securities Policy). An Option may be made subject to such other exercise conditions as determined by the Board in its discretion and as specified in the offer for the Option.

(f)	Cashless exercise facility: If determined by the Board (in its discretion) and specified in an invitation, the holder of Options may elect to pay the Exercise Price for an Option by setting off the exercise price against the relevant number of Shares which they are entitled to receive upon exercise or, if the circumstances are deemed appropriate at the time, the Company may cancel or procure the acquisition of the relevant number of vested Options in consideration for the relevant Exercise Price that would have been payable (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Shares to the value of the surplus after the Exercise Price has been set off. If a holder elects to use the Cashless Exercise Facility, the holder will only be issued that number of Shares (rounded down to the nearest whole number) as are equal in value to the difference between the total Exercise Price otherwise payable for the Options on the Options being exercised and the then market value of the Shares at the time of exercise (determined as the volume weighted average of the prices at which Shares were traded on the ASX during the one week period immediately preceding the exercise date) calculated in accordance with the following formula:

S = 0 x (MSP-EP) / MSP

Where:

S	Number of Shares to be issued on exercise of the Options.

0	Number of Options.

MSP	Market value of the Shares (calculated using the volume weighted average prices at which Shares were traded on the ASX over the one week period immediately preceding the exercise date).

EP	Option exercise price.

If the difference between the total Exercise Price otherwise payable for the Options on the Options being exercised and the then market value of the Shares at the time of exercise (calculated in accordance with the above formula) is zero or negative, then a holder will not be entitled to use the Cashless Exercise Facility.

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(g)	Loans: A Participant may apply for a loan to fund the exercise of Options in the manner determined by the Board. The loans may bear interest or be interest-free at the discretion of the Board taking into consideration, among other things, the likelihood of adverse taxation consequences for the Company. Upon expiry of the loan to the Participant, they will have the choice of either repaying the loan in full or selling the Shares. The Board may extend the period of repayment of the loan where it sees fit. Shares acquired using the loans will be subject to a holding lock which will effectively prevent the Shares from being transferred unless the loan is either repaid or the Shares are sold to enable the loan to be repaid. The loans will also be of limited recourse in that the total amount under the loan that the participant will be liable for, including any interest, will be no greater than the value of the Shares acquired under the loan. That is, in the event the Shares obtained under the loan are sold for an amount less than the amount of the loan, the participant will only be required to repay the loan, including any interest, to the amount of the sale proceeds (in proportion to the number of Shares sold). The Company will have no other recourse against the participant in respect of the balance of the loan and any interest not met by the sale proceeds. In the event that the Shares obtained under the loan are sold for an amount greater than the amount of the loan, the Participant would be entitled to any excess of the sale proceeds over the outstanding amount of the loan (in proportion to the number of Shares sold). The Board may only approve a loan to a Participant if they remain a Participant at the time the application for a loan is made, and if the market value of the Shares underlying the Options proposed to be exercised is greater than the aggregate exercise price payable by the Participant in respect of those Options. The provision of any loan is subject to applicable law including without limitation compliance with Chapter 2E of the Corporations Act.

(h)	Restriction Periods: A Share issued on exercise of an Option may be made subject to a restriction period as determined by the Board in with the ESOP and as specified in the Offer for the Option.

(i)	Change of Control: All vested Options must be exercised within 30 days of a change of control. Where vesting conditions apply, all unvested Options will vest unless the Board determines otherwise.

(j)	Lapse of Options: Subject to this ESOP, a Participant’s unexercised Option will lapse immediately and all rights in respect of that Option will be lost if, in respect of the Option:

(i)	the relevant person ceases to be an employee (permanent or otherwise) of the Company, director of the Company or ceases to provide services to the Company for any reason (including without limitation resignation or termination for cause) unless the reason is due to death, total and permanent disability or redundancy and:

(A)	any vesting conditions have not been met by the date the relevant person ceases to be a Participant (Ceasing Date); or

(B)	where any vesting conditions have been met by the Ceasing Date or the Option is not subject to any exercise conditions, the Participant does not exercise the Option within a period of three months after the Ceasing Date (or a further date as determined by the Board after the Ceasing Date);

(ii)	any vesting conditions are unable to be met; or

(iii)	the expiry date for the Options has passed,

whichever is earlier.

(k)	Power of attorney: Each Participant, in consideration of an offer, irrevocably appoints the Company and any person nominated from time to time by the Company (each an “attorney”), severally, as the Participant’s attorney to complete and execute any documents including applications for Shares and Share transfers and to do all acts or things on behalf of and in the name of the Participant which may be convenient or necessary for the purpose of giving effect to the provisions of the ESOP.

(m)	Restriction on transfer: Options will not be transferable except to the extent provided for by the ESOP or unless the Offer provides otherwise.

(n)	Quotation on ASX: Options will not be quoted on the ASX, except to the extent provided for by the ESOP or unless the Offer provides otherwise.

(o)	Rights attaching to Shares: Each Share issued on exercise of an Option will have the same terms and conditions as the Company’s issued Shares (other than in respect of transfer restrictions imposed by the ESOP) and it will rank equally with all other issued Shares from the issue date except for entitlements which have a record date before the issue date.

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